Rogers Communications Inc. Announces C$250 Million Equity Issuance

TORONTO, May 28 — Rogers Communications Inc. (TSX: RCI.A and RCI.B, NYSE: RG) announced today that it has entered into an agreement with a syndicate of underwriters led by TD Securities Inc. and Scotia Capital Inc. for the issuance of 12,722,647 Class B Non-Voting shares (the “Shares”) at a price of C$19.65 per Share for total gross proceeds of approximately C$250 million.

The equity issue is being underwritten on a “bought deal” basis and is being made by way of a prospectus filed in all provinces of Canada and a registration statement filed in the United States, and is subject to regulatory approval. Closing of the offering is expected on or about June 12, 2003.

As part of the Company’s focus on deleveraging, the net proceeds of the offering will be used, together with other available funds, to redeem US$205.4 million aggregate principal amount of Rogers Communications Inc.’s Senior Notes, due 2007 and for general corporate purposes.

A preliminary prospectus relating to the Shares has been filed with Canadian securities authorities, and a registration statement relating to the Shares has been filed with the Securities and Exchange Commission but has not yet become effective. These Shares may not be sold, nor may offers to buy be accepted, in the United States or to or from U.S. persons, prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Shares in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

You may obtain a copy of the Canadian prospectus from TD Securities Inc., 66 Wellington Street West, TD Bank Tower, 8th Floor, Toronto, Ontario M5K 1A2 or a copy of the U.S. prospectus from TD Securities (USA) Inc., 31 West 52nd Street, New York, New York 10019-6101.

Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Rogers Communications Inc. (the “Company”) cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report and Annual Information Form filed with the Ontario Securities Commission and the Securities and Exchange Commission.

About the Company: Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, and wireless data communications through Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping, and publishing businesses through Rogers Media Inc.

For further information:
Bruce M. Mann, 416.935.3532, bmann2@rci.rogers.com; or
Eric Wright, 416.935.3550, ewright@rci.rogers.com